



2023 REPORT

Vengreso Inc.

THANKS

Dear investors,

Hey Investors! I'm excited to provide this annual report. There have been many roads and paths we've had to cross. Even strong barriers can be overcome, and we are now more focused than ever on sales-led growth. Here are a few major milestones related to our new plan. A. Nov. 2023, we closed our first FlyMSG Professional Teams SMB Client with 30 user licenses = $5K in ARR.B. Jan 2024, we closed our first FlyMSG Professional Teams Enterprise Client with 100 user licenses = $30K in ARR.C. Nov. 2023 to Jan 2024 built a pipeline of $500K in ARR for sales-led growth.D. Feb. 2024 we closed another 100 user license = $25K ARR (upgrade from Nov.)E. Feb. 2024 we closed another 30 user license = $10K ARR.F. From April 2022 to July 2023 or 15 months, we typed 648M characters for our customers. Effective Jan 2024 or 6 months later, we have hit the 1.1 billion characters typed!!! ($69M is actually 78M in Jan 2024). You can read the press release here: **https://vengreso.com/press/vengreso-announces-1-billion-characters-typed-milestone-flymsg**G. Vengreso.com best Google Organic Traffic record was set in May 2021 whereby the site reached 10K organic clicks in 28 days. However, in December and Jan we set not one, not two but 6 new records of organic clicks to the website with the last one being Jan 26th with 17K organic clicks. Then we set another 10 more records through March 2024 with nearly achieving

30K organic clicks into the website. H. In the last year we released 3 new products. Now we have a total of 4 products bundled under FlyMSG including FlyMSG AI. They are: 1. **FlyLearning** - 14 hours of On-demand Digital Sales Prospecting training content (LinkedIn, Video, Messaging). Teaching sellers: A. How to write messaging and give you the tool to quickly "deploy that messaging"

   B. How to "engage on LinkedIn" to engage their buyers

   C. How to publish thought leadership content to attract their buyers

2. **FlyMSG - The Auto Text Expander** - Helps sellers "deploy messaging" anywhere online.3. **FlyEngage AI** - Used for "engaging with AI on LinkedIn" to help sellers speed up commenting.4. **FlyPosts AI** - Used for "creating thought leadership" content to speed up post creation.We are laser focused on the mission right now and are counting on you to keep evangelizing the mantra.

We need your help!

Hey Investors! You all have been so faithful in helping us hit some amazing milestones here at Vengreso. It's taken us a while but we are pointed in the right direction after a long year. We achieved some of our milestones. How you can help currently though includes: Introductions to VPs of Sales, CSOs, CROs Heads of Sales or VP of Business Development. Our super sweet spot is sales teams with 15–50 sellers and our sweet spot is 15–100 sellers.

Sincerely,

Mario Martinez Jr.

CEO and Founder

Viveka von Rosen

Co-founder



How did we do this year?

REPORT CARD

C+

☺ The Good

Upgraded all old technology and old versions of software, back end, front end and database to support growth.

Saw massive spike in website growth from 3K organic clicks a month to 25K clicks per month!

1 Billion Characters typed for Customers! Took 15 months (04/22 - 07/23) to type 600K characters and another 500K from 08/23 -01/23.

☹ The Bad

Focused all efforts on Product-led growth until Nov. 2023 when switched the focus to Sales-led growth.

Engineering Team was completely replaced in August 2023 as a result of repeated failures.

Sales-led growth strategy didn't start till the end of Q4 2023.

2023 At a Glance

January 1 to December 31



$313,464 [51%]
Revenue



-$181,922
Net Loss



$108,932 [68%]
Short Term Debt



$582,507
Raised in 2023



$71,952
Cash on Hand
As of 03/ 4/24

INCOME BALANCE NARRATIVE

● Revenues ● Profit



$636,582



$313,464

-$144,077

-$181,922

2022   2023

Net Margin: -58%   Gross Margin: 76%   Return on Assets: -19%   Earnings per Share: -$0.02

Revenue per Employee: $62,693   Cash to Assets: 7%   Revenue to Receivables: 5,187

Debt Ratio: 63%

📄 Vengreso_Financial_Statements___CPA_Review_for_2020___2021.pdf

📄 Vengresso_Financial_Report.docx.pdf

We ❤ Our 146 Investors

Thank You For Believing In Us

Sheevaun Thatcher	Mario Martinez Jr.	Viveka Von Rosen	Ed Porter	Hatem Rowaihy	Stephen J Hall
Juan Pablo	Margaret Brown	David Meerman Scott	Marcus Jenkins	James Kane	Ben Simms
Collin Mitchell	Dennis FIRENZE	Paul C. Curto	Chad Burmeister	Ai Addyson-Zhang	Shari Levitin
Lori Richardson	Viveka Von Rosen...	Joseph Zarcone	Perry Compton	Danielle Devening-...	Jason Zajonc
Alfredo Lopez...	Bryant Davalos	Cynthia Barnes	Alice Heiman	Shawnna Martinez	Douglas Kosarek
Stan Robinson	Bruce Fischler	Bryan Vinarao	Julia Andrews	Kelly Venable	Stefanie Boyer
Tina Corner Stolz	Rafael Matha	Mario M. Martinez	Matt Poepsel, PhD	Malachi Martinez	Omarr Daylaq
Felipe Gonzalez	Amie VanCuren	Barbara Weaver Smith	Jess Tiffany	Jon Rivers	Paula White
Lauren Bailey	Janice B Gordon	Dan Aldridge	Daniel Disney	Robert Peterson	Amelia Taylor
Bernadette McClelland	Joseph Olewitz	Tonya Schultz	Márcia Cherry...	Nicholas Gregory	Jim Cutler
Jeremy Begley	Mark Wallace Maguire	Tony Fenix	Miné Esen	Paul Epstein	Joe Booth
Joshua Morgan	Shannon J. Gregg, P...	Amanda Helfand...	Roderick Herron	Landry Wilson	Dave Kerpen
Ernst Van Nierop	Trung Vu	Daniel Hernandez	Toby Carrington	Gabriella Ubillus	Mike Jackson

Dave Elsner
Kelli Alexander
Dipak Vadera
Dawn Rosier
Jack Wells
Mark J Hunter
Gressianu Christina
Graham Robinson
David Boyce
Brian D Flesher
Mark Ogden

Joanne Black
Julie Hansen
Daniel A Cabrera
Paul Self
Efryl Isidro
Joe Mendonca
Ava Diamond
Chuck Marcouiller
Linda L Bishop
Fred Diamond
Mike Mutto

Christopher OBrien
Dennis Billings
Hang Black
Sara Canaday
Trevor Newkirk
Linda Hamilton
Laura Posey
Thomas Bouttier
Richard Bliss
Daniel Mudd
Mason Gallik

Monnie Johnson
Bernard Borges
Wendy Gertridge
Kate Paine
Daniel Feander
Elizabeth Bishop
Etienne Morris
Mike Kunkle
Douglas Smith
Zeenath Kuraisha

Toni Rodgers
Howard Dover
Peggy Scott
Dionne Mejer
Dan Tyre
Elizabeth Kim
Mark Mangal
Brian Shea
Shawanda Roberts
Joseph Francis

Rajinder Sharma
Jonathan Bitle
Patricia A FRYE
Javan Smith
Samir Qureshi
Jacob Buckstead
Robert Schiro
Llon yort
Barry Dunne
Sumit Mahajan

Thank You!

From the Vengreso Inc. Team



Mario Martinez Jr.

CEO and Founder

Spent my career in Software, IaaS, Consulting, Telecom, and Saas & became known as the "turn-around" sales leader. Managed over $300M a year and was responsible for the...



Viveka Von Rosen

Chief Visibility Officer and Cofounder

Serial Entrepreneur. 3X Book Author Published by Wiley. Google "LinkedIn Expert" and you'll find Viveka! One of the most well-known global LinkedIn social media...



Jack Wells

COO and Chief Cool Guy

Jack has propelled Vengreso's growth to new heights, resulting in vast gains in productivity, efficiency & effectiveness. He...

Details

The Board of Directors

Director	Occupation	Joined
Mario M. Martinez, Jr.	President and Co-Founder @ Vengreso	2017
Viveka von Rosen	Chief Visibility Officer and Co-Founder @ Vengreso	2017

Officers

Officer	Title	Joined
Mario M. Martinez, Jr.	CEO President Treasurer Secretary	2017

Voting Power ❔

Holder	Securities Held	Voting Power
Viveka von Rosen	3,123,230 Common Stock	29.8%
Mario M. Martinez, Jr.	6,550,152 Common Stock	62.6%

Past Equity Fundraises

Date	Amount	Security	Exemption
05/2020	$500,000		Other
07/2022	$85,000	Safe	Regulation D, Rule 506(b)
03/2023	$25,000	Safe	Regulation D, Rule 506(b)
03/2023	$400,000	Safe	Regulation D, Rule 506(b)
03/2023	$147,507		4(a)(6)
11/2023	$10,000	Safe	Regulation D, Rule 506(b)
01/2024	$15,000	Safe	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Small Business Administration	❓ 05/22/2020	$500,000	$497,500 ❓	3.75%	05/22/2020	Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	13,500,000	10,469,537	Yes

Warrants: 0
Options: 1

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Limited Availability of Funds; Need for Additional Financing. The Company's existing capital resources are limited. Even if all SAFEs are sold, additional funding for the execution of the Company's business plan and business expansion may require either through additional borrowings or through the offer and sale of equity securities in the future. The availability and terms of such additional financings cannot now be determined, and no assurance can be given that such terms will not be more favorable to the future investors, in terms of price or equity interest in the Company, than the terms applicable to the SAFEs.

Lack of Liquidity. Investors in the Company should be fully aware of the long-term nature of their investment. No public market presently exists or will develop for the SAFEs or shares into which the SAFEs may convert as a result of the transactions contemplated in this Agreement. Neither the SAFEs nor shares into which the SAFEs may not be resold unless they are registered under the Securities Act and other applicable state securities laws (which may be prohibitively expensive or not possible in any event) or an exemption from such registration is available and an opinion of counsel that an exemption is available is furnished to the Company. For these and other reasons, the SAFEs and shares into which the SAFEs (and any equity securities issued upon the conversion thereof) will not be readily marketable, and purchasers thereof must bear the economic risk of investment for an indefinite period of time and may not be able to liquidate their investment in the event of an emergency.

Protection of Intellectual Property. The Company will rely on a combination of trademark, trade secrets, confidentiality policies, non-disclosure and other contractual licensing arrangements and copyright, patent and trademark laws to protect its intellectual property rights. The steps the Company takes in this regard may not be adequate to prevent or deter infringement or other misappropriation of its intellectual property, and it may not be able to detect unauthorized use or take appropriate and timely steps to enforce its intellectual property. Protecting the Company's intellectual property rights may also consume significant management time and resources.

Uncertainty of Assumptions and Financial Projections. Descriptions of the future results of operations of the Company described in the Company's business presentation summary and related materials are based on numerous assumptions that may not occur; thus, there can be no assurance that such projections will prove correct. Future operations will also be affected by many factors over which the Company has no control. Financial and other projections are, by their nature, uncertain forecasts of future results which are not susceptible to precise measurement and are dependent upon many variables. Accordingly, the profitability (loss) of the Company may differ significantly, and perhaps materially and adversely from that projected and any such projections may not be relied upon to indicate actual future results.

Demands of Growth. If the Company is successful in executing its business plan, the Company hopes to experience aggressive expansion and growth. Such growth would require rapid expansion of the Company's operating and support capabilities, including sales staff, customer service and support, operational and financial systems personnel. The Company may be unable to attract sufficient qualified personnel or successfully manage expanded operations. As the Company expands, however, it may periodically experience constraints that would adversely affect its ability to satisfy customer demand in a timely fashion. Failure to manage growth effectively could adversely affect the Company's financial condition and results of operations. There is no guarantee that the Company will experience this growth and that if it does, that it will be successful in properly managing such growth.

Contingent Liabilities of the Company Principals. The Company Principals may personally guarantee certain loans of the Company. If the assets of the Company are insufficient to meet their respective obligations, lenders may look to the Company Principals to provide either performance or credit support. If the resources of the Company Principals were at any time inadequate to satisfy such lenders the integrity and security of the Company's position with its lender(s) may be significantly compromised. There can be no assurance that events arising from an unrelated covenant of the Company Principals would not damage the Company's security or equity.

Dependence on Management. The Company's success is substantially dependent upon the services, expertise and performance of its founders, key personnel, and any officers appointed by the founders in the role as managers of the Company. The loss of the services of the founders, key personnel, or any officer, could have adverse effect on the Company.

Absence of Registration Under Securities Laws. The SAFEs being offered hereby have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any applicable state securities laws. The SAFEs are being offered and sold pursuant to exemptions from the registration requirements of such laws. Therefore, no regulatory authority has reviewed the terms of the Offering of the SAFEs. Further, investors do not necessarily have any of the protections afforded by applicable federal and state securities laws that may be afforded in registered offerings of securities.

Dilution. The Company may require additional equity financing subsequent to the sale of the SAFEs, and if required, investors may suffer additional dilution in subsequent financings. The Company will be subject to the risks normally associated with raising capital, including the risk that the Company may not be able to find such sources as are necessary or that the terms of such financing may not be favorable to the Company or its stockholders. Additionally, if adequate funds are not available, the Company may be required to discontinue operations or otherwise significantly curtail a portion of its planned operations or attempt to obtain funds through arrangements with collaborative partners or others on less favorable terms than might otherwise be available.

Early Stage of Development. The Company is still at an early stage of development. Accordingly, it is subject to all of the risks inherent in the establishment of a new business and the operation of a business generally, including the need for substantial capital to support its business development efforts, the need to attract and retain qualified personnel and experienced management, changes in market conditions and costs, competition, inflation, production efficiency, quality control, governmental laws and regulations and the other risks described herein. There can be no assurance that the Company will successfully execute its business plan to generate forecasted revenue or return any investor's investment.

Competition. The Company's products and industry as a whole are subject to extreme competition. There is no guarantee that the Company can sustain our market position or expand our business. We anticipate that the intensity of competition in the future will increase. The Company competes with a number of entities in providing products to our customers.

Lack of Legal Representation of the Investors. The Company has engaged The Gillespie Law Group, Ltd. as legal counsel to the Company for this Offering. The Gillespie Law Group, Ltd. does not and will not undertake to represent the interests of any prospective Investor of the Company. Each Investor is advised to consult with his or her own attorney.

Lack of Audited Financial Statements. The Company has not obtained audited financial statements. Consequently, the comfort that might otherwise be provided by an audit of its financial statements is not available to Purchasers of the SAFEs.

Control By Management. The power to control and manage the business and affairs of the Company is vested in the Company's founders and key personnel. As a result, the founders and key personnel will be able to exercise a high degree of control over matters, including the approval of significant transactions, upon the conclusion of this Offering.
The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Risk of Loss of Investment. The Company has limited revenues to date. Investment in a young company with minimal prior operating history involves a high degree of risk. Any potential investor must be willing to risk the entire loss of his or her investment. No assurance or guarantee can be given as to the actual amount of financial return, if any, which may result from an investment in the SAFEs. As a result, any investment in SAFEs should be considered a high-risk investment and any such investment should be restricted to an investor's risk capital only.

Additionally, the Company may never receive a future equity financing which would cause a conversion of the SAFE and the Company may never undergo a liquidity event such as a sale of the Company or and IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity.

It is possible that the Company will never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have no private or public market, and the Company cannot be sure that one will develop in the foreseeable future, or if one develops, that it will be maintained. The Securities are offered and sold pursuant to one or more exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act") and without qualification or registration under the securities laws of the various states.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The

disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our

to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Vengreso, Inc.

Delaware Corporation
Organized April 2017
5 employees
1547 Palos Verdes Mall
Suite 250
Walnut Creek CA 9459788 https://vengreso.com

Business Description

Refer to the Vengreso Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Compliance with Prior Annual Reports

Vengreso Inc. is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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